Can-Fite Provides Update on Key Milestones for 2014

Petach Tikva, Israel – February 18, 2014 Can-Fite BioPharma  Ltd. (TASE:CFBI), (NYSE MKT:CANF), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, today announced the company's development plan for 2014.

Following a productive 2013, Can-Fite plans to continue its positive momentum in 2014 with further advancement of its drug portfolio, which it believes will translate into growth catalysts poised to drive Can-Fite’s core business. The below milestones provide a preview of the Company’s 2014 objectives, especially surrounding the delivery of key clinical data.

Key Milestones for 2014:

CF101

•	Finalize enrollment of patients in the Phase II/III Psoriasis study in follow up to the positive interim results released earlier (Q1/Q2)
•	Deliver Phase II/III Psoriasis study data by the end of 2014
•	Plan the Phase III Rheumatoid Arthritis study protocol following the release of positive Phase II study results ( Q1/Q2)
•	Announce interim analysis results of the Phase II Glaucoma study in Q3

CF102

•	Initiate patient enrollment for a global Phase II liver cancer study, following positive final results of the Phase I/II study in liver cancer (Q2/Q3)

Biomarker

•	Finalize biomarker kit for A3 receptor to predict patients’ response prior to treatment with the drugs as part of Can-Fite’s personalized medicine approach that the Company was founded on - Out-licensing expected to commence in Q4

Can-Fite’s leading proprietary compounds, CF101 and CF102, are centered on multi-billion dollar market opportunities. According to GlobalData, the psoriasis drug market is forecasted to grow from $3.6 billion in 2010 to $6.7 billion by 2018, while the rheumatoid arthritis drug market according to independent business information provider visiongain, is predicted to generate revenues of $38.5 billion by 2017 . GIA projects that the global liver cancer drugs market will exceed $2 billion by 2015 and GlobalData projects that the glaucoma market to top $3 billion by 2018.

Dr. Pnina Fishman, Chief Executive Officer of Can-Fite, commented, “As we delve deeper into a new year, we are very excited to provide our key milestones for 2014 to our shareholders and stakeholders. With our established partnerships and ongoing clinical studies well underway for 2014, we remain committed to developing the most innovative, effective and safe drugs to treat debilitating diseases such as rheumatoid arthritis and liver cancer. We have started 2014 strong and believe that it will end even stronger as we seek to deliver on our clinical study objectives.”

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd is an Israeli public company, the ordinary shares of which are traded on the Tel Aviv Stock Exchange (the "TASE") (TASE: CFBI). Level II American Depository Receipts of the Company currently trade on the NYSE MKT (NYSE MKT: CANF). Can-Fite, which commenced business activity in 2000, was founded by Pnina Fishman, Ph.D., researcher in the Rabin Medical Center, and Ilan Cohn Ph.D., patent attorney and senior partner at Reinhold Cohn Patent Attorneys in Israel. Dr. Fishman serves as the Chief Executive Officer of Can-Fite. Dr. Fishman founded Can-Fite on the basis of her scientific findings, and Can-Fite is focused on the development of small molecule orally bioavailable drugs, in particular, ligands that bind to the A3 adenosine receptor. Such drugs mediate anti-inflammatory and anti-cancer effects and the A3AR is developed as a biological predictive marker. Can-Fite's lead drug candidate, CF101, is in clinical development for the treatment of autoimmune inflammatory diseases including Rheumatoid Arthritis and Psoriasis. Can-Fite's CF102 drug candidate is being developed for the treatment of liver diseases and CF602 is being developed for the treatment of inflammation and sexual dysfunction. To date, more than 700 patients have participated in clinical trials conducted by Can-Fite. Can-Fite previously spun off its activity in the ophthalmic field to OphthaliX Inc., in which it holds 82%, and is currently listed on the U.S. Over-the-Counter Markets (OTCQB: OPLI).

Forward-Looking Statements

This press release contains forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission (the "SEC"), press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

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